

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2011

Earl Abbott
President
Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

     RE: **Coyote Resources, Inc.**
             Form 8-K
             Filed August 18, 2010, as amended
             File No. 000-52512

Dear Mr. Abbott:

      We have completed our review of your Form 8-K and have no further comments at this time.

                                   Sincerely,

                                   Larry Spirgel
                                   Assistant Director